                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                   413086109
                                 (CUSIP Number)

                                 Sidney Harman
               c/o Harman International Industries, Incorporated
                   1101 Pennsylvania Avenue, N.W.; Suite 1010
                             Washington, D.C. 20004
                                 (202) 393-1101
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 21, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 6 Pages

                                 SCHEDULE 13D

          CUSIP No.   413086109                              Page 2 of 6 Pages

          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Sidney Harman
              SS# ###-##-####

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          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF  A GROUP*     (a) [ ]
             Not applicable                                         (b) [ ]

- --------------------------------------------------------------------------------

          3  SEC USE ONLY

- --------------------------------------------------------------------------------

          4  SOURCE OF FUNDS*
             Not Applicable

- --------------------------------------------------------------------------------

          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]

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          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

- --------------------------------------------------------------------------------

            NUMBER OF                    7  SOLE VOTING POWER
             SHARES                         1,064,606
          BENEFICIALLY
            OWNED BY                     8  SHARED VOTING POWER
             EACH                           0
           REPORTING
            PERSON                       9  SOLE DISPOSITIVE POWER
             WITH                           862,378

                                        10  SHARED DISPOSITIVE POWER
                                            61,497

- --------------------------------------------------------------------------------

         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                         1,066,706

- --------------------------------------------------------------------------------

         12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------

         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.60%

- --------------------------------------------------------------------------------

         14  TYPE OF REPORTING PERSON*
                        IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


     CUSIP No.   413086109                                   Page 3 of 6 Pages

     The statement on Schedule 13D, dated November 9, 1993, filed by the Reporting Person, as amended by Amendment No. 1 thereto dated May 4, 1995, filed by Reporting Person; Amendment No. 2 thereto dated August 16, 1995, filed by Reporting Person, and Amendment No. 3 thereto dated May 6, 1996, filed by Reporting Person, and Amendment No. 4 thereto dated May 7, 1996, filed by Reporting Person, is hereby further amended to reflect certain changes in the information previously provided.

ITEM 3    Source and Amount of Funds or Other Consideration

     Not applicable. The transaction reported herein is a sale of the Issuer's Common Stock.

ITEM 4    Purpose of Transaction

     On May 21, 1996, the Reporting Person, as an individual (not representing the Issuer as its Chairman and Chief Executive Officer) and other family members and family-related entities including The Sidney Harman Charitable Remainder Trust and The Harman Family Foundation sold 2,300,000 shares of Common Stock of the Issuer. The shares were sold pursuant to a Registration Statement on Form S-3 filed with the Commission on May 6, 1996 (Registration No. 333-03189), as amended, wherein the Issuer registered 4,600,000 shares of Common Stock, including 2,300,000 shares of Common Stock sold by the Issuer on May 21, 1996, in connection with an underwritten public offering.

     Except as stated above, the Reporting Person as an individual, and not representing the Issuer as its Chairman and Chief Executive Officer, currently has no plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                  SCHEDULE 13D


     CUSIP No.   413086109                                   Page 4 of 6 Pages

ITEM 5    Interest in Securities of the Issuer

     (a)  Aggregate Amount Beneficially
          Owned by Reporting Person:      1,066,706

          Percent of Class:               5.60%

     (b) The aggregate amount of shares beneficially owned by Reporting Person as reported in Item 5(a) includes 100 shares of Common Stock held directly by Reporting Person; 460,950 shares of Common Stock subject to stock options exercisable as of April 30, 1996 or within 60 days thereof; 401,328 shares held in a trust with respect to which Reporting Person has sole dispositive and sole voting power; 140,731 shares held by family members with respect to which Reporting Person has sole voting power pursuant to 3-year revocable proxies and as to which he disclaims beneficial ownership; 2,100 shares held by family members with respect to which Reporting Person has no voting power or dispositive power and disclaims beneficial ownership; and 61,497 shares held in two irrevocable trusts for various family members with respect to which Reporting Person has sole voting power but shared dispositive power with his spouse, Jane Harman, whose business address is the United States House of Representatives, Washington, D.C.
          20510. Ms. Harman has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Harman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Harman is a United States citizen.

     (c) The following identifies all transactions in the Common Stock of Harman International Industries, Incorporated by the Reporting Person since May 7, 1996, the date of the most recent filing on Schedule 13D by the Reporting Person:

                                                        Location/Nature
Date of Transaction  No. of Shares   Price per Share    of Transaction
- -------------------  -------------  -----------------  -----------------

May 21, 1996          1,450,000         $49.75         Underwritten
                                                       Public Offering


                                 SCHEDULE 13D


     CUSIP No.   413086109                                    Page 5 of 6 Pages

     (d) Each of the four adult children of Reporting Person who granted to Reporting Person sole voting power with respect to an aggregate 140,731 shares of Common Stock and certain other family members who hold an aggregate of 2,100 shares of Common Stock as to which Reporting Person has no voting or dispositive power have the right to receive and direct the receipt of dividends from, or the proceeds from the sale of such shares.

     (e)  Not applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

ITEM 7    Material to be filed as Exhibits

          Not applicable.

                                  SCHEDULE 13D


     CUSIP No.   413086109                                    Page 6 of 6 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     May 21, 1996                                   /s/ Sidney Harman
- -----------------------                   --------------------------------------
       Date                                             Sidney Harman